UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Marvell Technology Group Ltd.

(Name of Issuer)

Common Stock, $0.002 par value per share

(Title of Class of Securities)

G5876H105

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 12, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		28,880,086
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

28,880,086
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,880,086*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%
14	TYPE OF REPORTING PERSON

PN

* Includes 2,649,783 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

2

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		9,927,780
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

9,927,780
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,927,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,340,518
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,340,518
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,340,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		766,922
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

766,922
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

766,922
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,870,665
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,870,665
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,870,665
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,393,179
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,393,179
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,393,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD LEADERS JULIET LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,315,463
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,315,463
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,315,463*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

OO

* Includes 449,783 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

8

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD LEADERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,315,463
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,315,463
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,315,463*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

PN

* Includes 449,783 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

9

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD LEADERS SELECT II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,979,958
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,979,958
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,979,958*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Includes 2,200,000 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

10

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD LEADERS SELECT II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,979,958
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,979,958
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,979,958*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

* Includes 2,200,000 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

11

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD LEADERS SELECT FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,979,958
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,979,958
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,979,958*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Includes 2,200,000 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

12

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD T FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,161,534
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,161,534
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,161,534
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

13

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		12,456,955
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

12,456,955
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,456,955*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

PN

* Includes 2,649,783 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

14

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		12,456,955
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

12,456,955
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,456,955*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

OO

* Includes 2,649,783 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

15

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD P FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,103,743
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,103,743
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,103,743
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

16

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD VALUE P GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,103,743
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,103,743
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,103,743
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

17

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		522,514
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

522,514
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

522,514
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

18

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		522,514
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

522,514
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

522,514
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

19

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		28,880,086
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

28,880,086
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,880,086*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%
14	TYPE OF REPORTING PERSON

OO

* Includes 2,649,783 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

20

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		28,880,086
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

28,880,086
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,880,086*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%
14	TYPE OF REPORTING PERSON

PN

* Includes 2,649,783 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

21

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		28,880,086
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

28,880,086
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,880,086*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%
14	TYPE OF REPORTING PERSON

OO

* Includes 2,649,783 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

22

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		28,880,086
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

28,880,086
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,880,086*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%
14	TYPE OF REPORTING PERSON

IN

* Includes 2,649,783 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

23

CUSIP NO. G5876H105

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		33,204
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		28,880,086
PERSON WITH	9	SOLE DISPOSITIVE POWER

33,204
	10	SHARED DISPOSITIVE POWER

28,880,086
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,913,290 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%
14	TYPE OF REPORTING PERSON

IN

* Includes 2,649,783 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

24

CUSIP NO. G5876H105

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.
Item	2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard Leaders Juliet LLC, a Delaware limited liability company (“Starboard Juliet LLC”), with respect to the Shares directly and beneficially owned by it;
(v)	Starboard Leaders Fund LP (“Starboard Leaders Fund”), as a member of Starboard Juliet LLC;
(vi)	Starboard Leaders Select II LP, a Delaware limited partnership (“Starboard Select II LP”), with respect to the Shares directly and beneficially owned by it;
(vii)	Starboard Leaders Select II GP LLC (“Starboard Select II GP”), as the general partner of Starboard Select II LP;
(viii)	Starboard Leaders Select Fund LP (“Starboard Select Fund”), as the sole member of Starboard Select II GP;
(ix)	Starboard T Fund LP, a Delaware limited partnership (“Starboard T LP”), with respect to the Shares directly and beneficially owned by it;
(x)	Starboard Value A LP (“Starboard A LP”), as the general partner of Starboard Leaders Fund, Starboard Select Fund and Starboard T LP and the managing member of Starboard Juliet LLC;
(xi)	Starboard Value A GP LLC (“Starboard A GP”), as the general partner of Starboard A LP;
25

CUSIP NO. G5876H105

(xii)	Starboard P Fund LP, a Cayman Islands limited partnership (“Starboard P LP”), with respect to the Shares directly and beneficially owned by it;
(xiii)	Starboard Value P GP LLC (“Starboard P GP”), as the general partner of Starboard P LP;
(xiv)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;
(xv)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;
(xvi)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP and the sole member of Starboard P GP;
(xvii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;
(xviii)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Juliet LLC, Starboard Select II LP, Starboard T LP, Starboard P LP, Starboard L Master, Starboard Leaders Fund, Starboard Select Fund and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
(xix)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(xx)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
(xxi)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(xxii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and
(xxiii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard Juliet LLC, Starboard Leaders Fund, Starboard Select II LP, Starboard Select II GP, Starboard Select Fund, Starboard T LP, Starboard A LP, Starboard A GP, Starboard P GP, Starboard L GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of each of Starboard V&O Fund, Starboard P LP and Starboard L Master is Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2.

26

CUSIP NO. G5876H105

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP, Starboard Juliet LLC, Starboard Select II LP, Starboard T LP, Starboard P LP and Starboard L Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. The principal business of each of Starboard Leaders Fund and Starboard Select Fund is serving as a private investment partnership. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard Juliet LLC, Starboard Select II LP, Starboard T LP, Starboard P LP, Starboard Leaders Fund, Starboard Select Fund and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Starboard Select II GP serves as the general partner of Starboard Select II LP. Starboard A LP serves as the general partner of Starboard Leaders Fund, Starboard Select Fund and Starboard T LP and the managing member of Starboard Juliet LLC. Starboard A GP serves as the general partner of Starboard A LP. Starboard P GP serves as the general partner of Starboard P LP. Starboard L GP serves as the general partner of Starboard L Master. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

(d)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Smith and Feld are citizens of the United States of America. The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

27

CUSIP NO. G5876H105

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Juliet LLC, Starboard Select II LP, Starboard T LP, Starboard P LP and Starboard L Master, and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 9,927,780 Shares beneficially owned by Starboard V&O Fund is approximately $87,998,673, excluding brokerage commissions. The aggregate purchase price of the 1,340,518 Shares beneficially owned by Starboard S LLC is approximately $11,942,806, excluding brokerage commissions. The aggregate purchase price of the 766,922 Shares beneficially owned by Starboard C LP is approximately $6,609,975, excluding brokerage commissions. The aggregate purchase price of the 6,865,680 Shares beneficially owned by Starboard Juliet LLC is approximately $56,397,149, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 449,783 Shares by Starboard Juliet LLC is approximately $8,390,865, excluding brokerage commissions. The aggregate purchase price of the 779,958 Shares beneficially owned by Starboard Select II LP is approximately $6,400,470, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 2,200,000 Shares by Starboard Select II LP is approximately $40,517,510, excluding brokerage commissions. The aggregate purchase price of the 2,161,534 Shares beneficially owned by Starboard T LP is approximately $18,092,263, excluding brokerage commissions. The aggregate purchase price of the 2,103,743 Shares beneficially owned by Starboard P LP is approximately $37,342,729, excluding brokerage commissions. The aggregate purchase price of the 522,514 Shares beneficially owned by Starboard L Master is approximately $8,459,502, excluding brokerage commissions. The aggregate purchase price of the 1,761,654 Shares held in the Starboard Value LP Account is approximately $20,962,333, excluding brokerage commissions.

The 33,204 Shares beneficially owned by Mr. Feld were granted to Mr. Feld by the Issuer in his capacity as a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Starboard Value LP (together with its affiliates, “Starboard”) has undertaken the sales reported in this Amendment No. 6 to the Schedule 13D to effectuate a rebalancing of Starboard’s portfolio in light of the significant appreciation in the Issuer’s stock price since Starboard filed its initial Schedule 13D in the Issuer three years ago. Starboard intends to remain a large shareholder of the Issuer and has full confidence in the ability of management and the Board of Directors of the Issuer to protect and enhance shareholder value and represent the best interests of all shareholders.

Item 5.	Interest in Securities of the Issuer.
Item	5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 657,400,000 Shares outstanding, as of December 3, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 10, 2018.

A.	Starboard V&O Fund
(a)	As of the close of business on February 13, 2019, Starboard V&O Fund beneficially owned 9,927,780 Shares.

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 9,927,780
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,927,780
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
28

CUSIP NO. G5876H105

B.	Starboard S LLC
(a)	As of the close of business on February 13, 2019, Starboard S LLC beneficially owned 1,340,518 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,340,518
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,340,518
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on February 13, 2019, Starboard C LP beneficially owned 766,922 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 766,922
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 766,922
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Starboard Juliet LLC
(a)	As of the close of business on February 13, 2019, Starboard Juliet LLC beneficially owned 7,315,463 Shares, including 449,783 Shares underlying certain forward purchase contracts.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 7,315,463
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,315,463
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Juliet LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
29

CUSIP NO. G5876H105

E.	Starboard Leaders Fund
(a)	Starboard Leaders Fund, as a member of Starboard Juliet LLC, may be deemed the beneficial owner of the 7,315,463 Shares owned by Starboard Juliet LLC.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 7,315,463
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,315,463
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Leaders Fund has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard Juliet LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	Starboard Select II LP
(a)	As of the close of business on February 13, 2019, Starboard Select II LP beneficially owned 2,979,958 Shares, including 2,200,000 Shares underlying certain forward purchase contracts.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,979,958
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,979,958
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Select II LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
G.	Starboard Select II GP
(a)	Starboard Select II GP, as the general partner of Starboard Select II LP, may be deemed the beneficial owner of the 2,979,958 Shares owned by Starboard Select II LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,979,958
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,979,958
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Select II GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard Select II LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
30

CUSIP NO. G5876H105

H.	Starboard Select Fund
(a)	Starboard Select Fund, as the sole member of Starboard Select II GP, may be deemed the beneficial owner of the 2,979,958 Shares owned by Starboard Select II LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,979,958
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,979,958
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Select Fund has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard Select II LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
I.	Starboard T LP
(a)	As of the close of business on February 13, 2019, Starboard T LP beneficially owned 2,161,534 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,161,534
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,161,534
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard T LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
J.	Starboard P LP
(a)	As of the close of business on February 13, 2019, Starboard P LP beneficially owned 2,103,743 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,103,743
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,103,743
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard P LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
31

CUSIP NO. G5876H105

K.	Starboard P GP
(a)	Starboard P GP, as the general partner of Starboard P LP, may be deemed the beneficial owner of the 2,103,743 Shares owned by Starboard P LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,103,743
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,103,743
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard P GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard P LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
L.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP and sole member of Starboard P GP, may be deemed the beneficial owner of the (i) 766,922 Shares owned by Starboard C LP and (ii) 2,103,743 Shares owned by Starboard P LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,870,665
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,870,665
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP and Starboard P LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
M.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 766,922 Shares owned by Starboard C LP, (ii) 2,103,743 Shares owned by Starboard P LP and (iii) 522,514 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,393,179
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,393,179
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP and Starboard P LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
32

CUSIP NO. G5876H105

N.	Starboard A LP
(a)	Starboard A LP, as the general partner of Starboard Leaders Fund, Starboard Select Fund and Starboard T LP and the managing member of Starboard Juliet LLC, may be deemed the beneficial owner of the (i) 7,315,463 Shares owned by Starboard Juliet LLC, (ii) 2,979,958 Shares owned by Starboard Select II LP and (iii) 2,161,534 Shares owned by Starboard T LP.

Percentage: Approximately 1.9%

(b)	1. Sole power to vote or direct vote: 12,456,955
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,456,955
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard Juliet LLC, Starboard Select II LP and Starboard T LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
O.	Starboard A GP
(a)	Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the (i) 7,315,463 Shares owned by Starboard Juliet LLC, (ii) 2,979,958 Shares owned by Starboard Select II LP and (iii) 2,161,534 Shares owned by Starboard T LP.

Percentage: Approximately 1.9%

(b)	1. Sole power to vote or direct vote: 12,456,955
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,456,955
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard Juliet LLC, Starboard Select II LP and Starboard T LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
P.	Starboard L Master
(a)	As of the close of business on February 13, 2019, Starboard L Master beneficially owned 522,514 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 522,514
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 522,514
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
33

CUSIP NO. G5876H105

Q.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 522,514 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 522,514
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 522,514
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
R.	Starboard Value LP
(a)	As of the close of business on February 13, 2019, 1,761,654 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Juliet LLC, Starboard Select II LP, Starboard T LP, Starboard P LP, Starboard L Master and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 9,927,780 Shares owned by Starboard V&O Fund, (ii) 1,340,518 Shares owned by Starboard S LLC, (iii) 766,922 Shares owned by Starboard C LP, (iv) 7,315,463 Shares owned by Starboard Juliet LLC, (v) 2,979,958 Shares owned by Starboard Select II LP, (vi) 2,161,534 Shares owned by Starboard T LP, (vii) 2,103,743 Shares owned by Starboard P LP, (viii) 522,514 Shares owned by Starboard L Master and (ix) 1,761,654 Shares held in the Starboard Value LP Account.

Percentage: Approximately 4.4%

(b)	1. Sole power to vote or direct vote: 28,880,086
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 28,880,086
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Juliet LLC, Starboard Select II LP, Starboard T LP, Starboard P LP and Starboard L Master are set forth in Schedule A and are incorporated herein by reference.
S.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 9,927,780 Shares owned by Starboard V&O Fund, (ii) 1,340,518 Shares owned by Starboard S LLC, (iii) 766,922 Shares owned by Starboard C LP, (iv) 7,315,463 Shares owned by Starboard Juliet LLC, (v) 2,979,958 Shares owned by Starboard Select II LP, (vi) 2,161,534 Shares owned by Starboard T LP, (vii) 2,103,743 Shares owned by Starboard P LP, (viii) 522,514 Shares owned by Starboard L Master and (ix) 1,761,654 Shares held in the Starboard Value LP Account.

Percentage: Approximately 4.4%

(b)	1. Sole power to vote or direct vote: 28,880,086
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 28,880,086
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Juliet LLC, Starboard Select II LP, Starboard T LP, Starboard P LP and Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
34

CUSIP NO. G5876H105

T.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 9,927,780 Shares owned by Starboard V&O Fund, (ii) 1,340,518 Shares owned by Starboard S LLC, (iii) 766,922 Shares owned by Starboard C LP, (iv) 7,315,463 Shares owned by Starboard Juliet LLC, (v) 2,979,958 Shares owned by Starboard Select II LP, (vi) 2,161,534 Shares owned by Starboard T LP, (vii) 2,103,743 Shares owned by Starboard P LP, (viii) 522,514 Shares owned by Starboard L Master and (ix) 1,761,654 Shares held in the Starboard Value LP Account.

Percentage: Approximately 4.4%

(b)	1. Sole power to vote or direct vote: 28,880,086
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 28,880,086
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Juliet LLC, Starboard Select II LP, Starboard T LP, Starboard P LP and Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
U.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 9,927,780 Shares owned by Starboard V&O Fund, (ii) 1,340,518 Shares owned by Starboard S LLC, (iii) 766,922 Shares owned by Starboard C LP, (iv) 7,315,463 Shares owned by Starboard Juliet LLC, (v) 2,979,958 Shares owned by Starboard Select II LP, (vi) 2,161,534 Shares owned by Starboard T LP, (vii) 2,103,743 Shares owned by Starboard P LP, (viii) 522,514 Shares owned by Starboard L Master and (ix) 1,761,654 Shares held in the Starboard Value LP Account.

Percentage: Approximately 4.4%

(b)	1. Sole power to vote or direct vote: 28,880,086
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 28,880,086
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Juliet LLC, Starboard Select II LP, Starboard T LP, Starboard P LP and Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
V.	Mr. Smith
(a)	Mr. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of (i) 9,927,780 Shares owned by Starboard V&O Fund, (ii) 1,340,518 Shares owned by Starboard S LLC, (iii) 766,922 Shares owned by Starboard C LP, (iv) 7,315,463 Shares owned by Starboard Juliet LLC, (v) 2,979,958 Shares owned by Starboard Select II LP, (vi) 2,161,534 Shares owned by Starboard T LP, (vii) 2,103,743 Shares owned by Starboard P LP, (viii) 522,514 Shares owned by Starboard L Master and (ix) 1,761,654 Shares held in the Starboard Value LP Account.

Percentage: Approximately 4.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 28,880,086
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 28,880,086

(c)	Mr. Smith has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Juliet LLC, Starboard Select II LP, Starboard T LP, Starboard P LP and Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
35

CUSIP NO. G5876H105

W.	Mr. Feld
(a)	As of the close of business on February 13, 2019, Mr. Feld beneficially owned 33,204 Shares. Mr. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 9,927,780 Shares owned by Starboard V&O Fund, (ii) 1,340,518 Shares owned by Starboard S LLC, (iii) 766,922 Shares owned by Starboard C LP, (iv) 7,315,463 Shares owned by Starboard Juliet LLC, (v) 2,979,958 Shares owned by Starboard Select II LP, (vi) 2,161,534 Shares owned by Starboard T LP, (vii) 2,103,743 Shares owned by Starboard P LP, (viii) 522,514 Shares owned by Starboard L Master and (ix) 1,761,654 Shares held in the Starboard Value LP Account.

Percentage: Approximately 4.4%

(b)	1. Sole power to vote or direct vote: 33,204
2. Shared power to vote or direct vote: 28,880,086
3. Sole power to dispose or direct the disposition: 33,204
4. Shared power to dispose or direct the disposition: 28,880,086

(c)	Mr. Feld has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Juliet LLC, Starboard Select II LP, Starboard T LP, Starboard P LP and Starboard L Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	As of February 12, 2019, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Starboard Juliet LLC entered into forward contracts with Morgan Stanley as the counterparty providing for the purchase of an aggregate of 449,783 Shares having an aggregate purchase price of approximately $8,390,865 (each an “MS Forward Contract”). Each MS Forward Contract entered into by Starboard Juliet LLC has a final valuation date of March 13, 2020, however, Starboard Juliet LLC has the ability to elect early settlement after serving notice to the counter-party of such intention at least two (2) scheduled trading days in advance of the desired early final valuation date. Each of the MS Forward Contracts provides for physical settlement. Until the settlement date, none of the MS Forward Contracts give the Reporting Persons voting and dispositive control over the Shares to which such contracts relate.

36

CUSIP NO. G5876H105

Starboard Select II LP entered into forward contracts with Goldman Sachs as the counterparty providing for the purchase of an aggregate of 2,200,000 Shares having an aggregate purchase price of $40,517,510 (each a “GS Forward Contract”). Each of the GS Forward Contracts has a final valuation date of April 8, 2020, however, Starboard Select II LP has the ability to elect early settlement after serving notice to Goldman Sachs of such intention at least two (2) scheduled trading days in advance of the desired early final valuation date. Each of the GS Forward Contracts provides for physical settlement. Until the settlement date, none of the GS Forward Contracts give the Reporting Persons voting and dispositive control over the Shares to which such contracts relate.

On February 14, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1

Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Leaders Juliet LLC, Starboard Leaders Fund LP, Starboard Leaders Select II LP, Starboard Leaders Select II GP LLC, Starboard Leaders Select Fund LP, Starboard T Fund LP, Starboard Value A LP, Starboard Value A GP LLC, Starboard P Fund LP, Starboard Value P GP LLC, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, and Peter A. Feld, dated February 14, 2019.

37

CUSIP NO. G5876H105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD LEADERS JULIET LLC

By: Starboard Value A LP,

its managing member

Starboard Leaders Fund LP

By: Starboard Value A LP,

its general partner

Starboard Leaders Select II LP

By: Starboard Leaders Select II GP LLC,

its general partner

Starboard Leaders Select Fund LP

By: Starboard Value A LP,

its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

By: Starboard Value L LP,

its general partner

STARBOARD VALUE L LP

By: Starboard Value R GP LLC,

its general partner

Starboard T Fund LP

By: Starboard Value A LP,

its general partner

STARBOARD VALUE A LP

By: Starboard Value A GP LLC,

its general partner

Starboard P Fund LP

By: Starboard Value P GP LLC,

its general partner

Starboard Value P GP LLC

By: Starboard Value R LP,

its member

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value A GP LLC

Starboard Value R GP LLC

Starboard Leaders Select II GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld

38

CUSIP NO. G5876H105

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Put Option[1]	2,560,700	1.4100	12/20/2018
Purchase of Put Option[1]	1,239,100	1.2950	12/20/2018
Sale of Put Option[2]	(3,139,600)	1.1500	12/20/2018
Sale of Put Option[2]	(1,586,000)	1.0350	12/20/2018
Purchase of Put Option[3]	236,200	0.9300	12/27/2018
Sale of Put Option[4]	(236,200)	0.9300	12/27/2018
Disposition of Common Stock[5]	(697,120)	16.1900	01/02/2019
Acquisition of Put Option[6]	236,200	0.5100	01/02/2019
Purchase of Put Option[3]	3,139,600	0.0900	01/15/2019
Purchase of Put Option[3]	1,349,800	0.0800	01/15/2019
Sale of Common Stock	(687,518)	18.5519	01/25/2019
Sale of Common Stock	(275,006)	18.3956	01/30/2019
Sale of Common Stock	(68,751)	18.6178	01/31/2019
Sale of Common Stock	(51,564)	18.6500	02/01/2019
Sale of Common Stock	(68,752)	18.6739	02/05/2019
Sale of Common Stock	(343,758)	19.0424	02/06/2019
Sale of Common Stock	(223,443)	19.0255	02/06/2019
Sale of Common Stock	(171,879)	19.4419	02/12/2019
Sale of Common Stock	(85,940)	19.4550	02/12/2019
Sale of Common Stock	(171,879)	19.4568	02/12/2019
Sale of Common Stock	(309,623)	19.3839	02/12/2019
Sale of Common Stock	(378,134)	19.4467	02/12/2019
Sale of Common Stock	(171,879)	19.3722	02/13/2019
Sale of Common Stock	(240,631)	19.5284	02/13/2019
Sale of Common Stock	(68,752)	19.4450	02/13/2019

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Put Option[1]	342,900	1.4100	12/20/2018
Purchase of Put Option[1]	165,900	1.2950	12/20/2018
Sale of Put Option[2]	(420,400)	1.1500	12/20/2018
Sale of Put Option[2]	(212,400)	1.0350	12/20/2018
Purchase of Put Option[3]	420,400	0.0900	01/15/2019
Purchase of Put Option[3]	212,400	0.0800	01/15/2019
Sale of Common Stock	(92,834)	18.5519	01/25/2019
Sale of Common Stock	(37,134)	18.3956	01/30/2019
Sale of Common Stock	(9,283)	18.6178	01/31/2019
Sale of Common Stock	(6,962)	18.6500	02/01/2019
Sale of Common Stock	(9,283)	18.6739	02/05/2019
Sale of Common Stock	(46,417)	19.0424	02/06/2019
Sale of Common Stock	(30,171)	19.0255	02/06/2019
Sale of Common Stock	(23,208)	19.4419	02/12/2019

CUSIP NO. G5876H105

Sale of Common Stock	(11,604)	19.4550	02/12/2019
Sale of Common Stock	(23,208)	19.4568	02/12/2019
Sale of Common Stock	(41,807)	19.3839	02/12/2019
Sale of Common Stock	(51,058)	19.4467	02/12/2019
Sale of Common Stock	(23,209)	19.3722	02/13/2019
Sale of Common Stock	(32,492)	19.5284	02/13/2019
Sale of Common Stock	(9,283)	19.4450	02/13/2019

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Put Option[1]	196,400	1.4100	12/20/2018
Purchase of Put Option[1]	95,000	1.2950	12/20/2018
Sale of Put Option[2]	(240,800)	1.1500	12/20/2018
Sale of Put Option[2]	(121,600)	1.0350	12/20/2018
Purchase of Put Option[3]	240,800	0.0900	01/15/2019
Purchase of Put Option[3]	121,600	0.0800	01/15/2019
Sale of Common Stock	(53,111)	18.5519	01/25/2019
Sale of Common Stock	(21,245)	18.3956	01/30/2019
Sale of Common Stock	(5,311)	18.6178	01/31/2019
Sale of Common Stock	(3,983)	18.6500	02/01/2019
Sale of Common Stock	(5,311)	18.6739	02/05/2019
Sale of Common Stock	(26,556)	19.0424	02/06/2019
Sale of Common Stock	(17,261)	19.0255	02/06/2019
Sale of Common Stock	(13,278)	19.4419	02/12/2019
Sale of Common Stock	(6,639)	19.4550	02/12/2019
Sale of Common Stock	(13,278)	19.4568	02/12/2019
Sale of Common Stock	(23,919)	19.3839	02/12/2019
Sale of Common Stock	(29,211)	19.4467	02/12/2019
Sale of Common Stock	(13,278)	19.3722	02/13/2019
Sale of Common Stock	(18,589)	19.5284	02/13/2019
Sale of Common Stock	(5,311)	19.4450	02/13/2019

STARBOARD LEADERS JULIET LLC

Sale of Common Stock	(419,128)	18.5519	01/25/2019
Sale of Common Stock	(76,269)	18.5519	01/25/2019
Sale of Common Stock	(11,212)	18.5519	01/25/2019
Sale of Common Stock	(167,652)	18.3956	01/30/2019
Sale of Common Stock	(30,507)	18.3956	01/30/2019
Sale of Common Stock	(4,485)	18.3956	01/30/2019
Sale of Common Stock	(41,913)	18.6178	01/31/2019
Sale of Common Stock	(7,627)	18.6178	01/31/2019
Sale of Common Stock	(1,121)	18.6178	01/31/2019
Sale of Common Stock	(31,435)	18.6500	02/01/2019
Sale of Common Stock	(5,720)	18.6500	02/01/2019
Sale of Common Stock	(841)	18.6500	02/01/2019
Sale of Common Stock	(41,913)	18.6739	02/05/2019
Sale of Common Stock	(7,627)	18.6739	02/05/2019
Sale of Common Stock	(1,121)	18.6739	02/05/2019
Sale of Common Stock	(209,564)	19.0424	02/06/2019
Sale of Common Stock	(38,134)	19.0424	02/06/2019

CUSIP NO. G5876H105

Sale of Common Stock	(5,606)	19.0424	02/06/2019
Sale of Common Stock	(136,216)	19.0255	02/06/2019
Sale of Common Stock	(24,788)	19.0255	02/06/2019
Sale of Common Stock	(3,644)	19.0255	02/06/2019
Sale of Common Stock	(104,782)	19.4419	02/12/2019
Sale of Common Stock	(19,067)	19.4419	02/12/2019
Sale of Common Stock	(2,803)	19.4419	02/12/2019
Sale of Common Stock	(52,391)	19.4550	02/12/2019
Sale of Common Stock	(9,534)	19.4550	02/12/2019
Sale of Common Stock	(1,401)	19.4550	02/12/2019
Sale of Common Stock	(104,782)	19.4568	02/12/2019
Sale of Common Stock	(19,067)	19.4568	02/12/2019
Sale of Common Stock	(2,803)	19.4568	02/12/2019
Sale of Common Stock	(188,754)	19.3839	02/12/2019
Sale of Common Stock	(34,348)	19.3839	02/12/2019
Sale of Common Stock	(5,049)	19.3839	02/12/2019
Sale of Common Stock	(230,520)	19.4467	02/12/2019
Sale of Common Stock	(41,948)	19.4467	02/12/2019
Sale of Common Stock	(6,167)	19.4467	02/12/2019
Sale of Common Stock	(104,782)	19.3722	02/13/2019
Sale of Common Stock	(19,067)	19.3722	02/13/2019
Sale of Common Stock	(2,803)	19.3722	02/13/2019
Sale of Common Stock	(146,695)	19.5284	02/13/2019
Sale of Common Stock	(26,694)	19.5284	02/13/2019
Sale of Common Stock	(3,924)	19.5284	02/13/2019
Sale of Common Stock	(41,913)	19.4450	02/13/2019
Sale of Common Stock	(7,627)	19.4450	02/13/2019
Sale of Common Stock	(1,121)	19.4450	02/13/2019

Starboard LEADERS SELECT II LP

Sale of Common Stock	(206,367)	18.5519	01/25/2019
Sale of Common Stock	(82,547)	18.3956	01/30/2019
Sale of Common Stock	(20,637)	18.6178	01/31/2019
Sale of Common Stock	(15,477)	18.6500	02/01/2019
Sale of Common Stock	(20,637)	18.6739	02/05/2019
Sale of Common Stock	(103,184)	19.0424	02/06/2019
Sale of Common Stock	(67,070)	19.0255	02/06/2019
Sale of Common Stock	(51,592)	19.4419	02/12/2019
Sale of Common Stock	(25,796)	19.4550	02/12/2019
Sale of Common Stock	(51,592)	19.4568	02/12/2019
Sale of Common Stock	(92,938)	19.3839	02/12/2019
Sale of Common Stock	(113,502)	19.4467	02/12/2019
Sale of Common Stock	(51,592)	19.3722	02/13/2019
Sale of Common Stock	(72,229)	19.5284	02/13/2019
Sale of Common Stock	(20,637)	19.4450	02/13/2019

CUSIP NO. G5876H105

Starboard T Fund LP

Sale of Common Stock	(149,690)	18.5519	01/25/2019
Sale of Common Stock	(59,876)	18.3956	01/30/2019
Sale of Common Stock	(14,969)	18.6178	01/31/2019
Sale of Common Stock	(11,227)	18.6500	02/01/2019
Sale of Common Stock	(14,969)	18.6739	02/05/2019
Sale of Common Stock	(74,845)	19.0424	02/06/2019
Sale of Common Stock	(48,649)	19.0255	02/06/2019
Sale of Common Stock	(37,423)	19.4419	02/12/2019
Sale of Common Stock	(18,711)	19.4550	02/12/2019
Sale of Common Stock	(37,423)	19.4568	02/12/2019
Sale of Common Stock	(67,413)	19.3839	02/12/2019
Sale of Common Stock	(82,330)	19.4467	02/12/2019
Sale of Common Stock	(37,423)	19.3722	02/13/2019
Sale of Common Stock	(52,391)	19.5284	02/13/2019
Sale of Common Stock	(14,969)	19.4450	02/13/2019

Starboard P Fund LP

Sale of Common Stock	(145,688)	18.5519	01/25/2019
Sale of Common Stock	(58,275)	18.3956	01/30/2019
Sale of Common Stock	(14,569)	18.6178	01/31/2019
Sale of Common Stock	(10,927)	18.6500	02/01/2019
Sale of Common Stock	(14,569)	18.6739	02/05/2019
Sale of Common Stock	(72,844)	19.0424	02/06/2019
Sale of Common Stock	(47,348)	19.0255	02/06/2019
Sale of Common Stock	(36,422)	19.4419	02/12/2019
Sale of Common Stock	(18,211)	19.4550	02/12/2019
Sale of Common Stock	(36,422)	19.4568	02/12/2019
Sale of Common Stock	(65,611)	19.3839	02/12/2019
Sale of Common Stock	(80,129)	19.4467	02/12/2019
Sale of Common Stock	(36,422)	19.3722	02/13/2019
Sale of Common Stock	(50,991)	19.5284	02/13/2019
Sale of Common Stock	(14,569)	19.4450	02/13/2019

Starboard Value and Opportunity Master Fund L LP

Acquisition of Common Stock[7]	697,120	16.1900	01/02/2019
Disposition of Put Option[8]	(236,200)	0.5100	01/02/2019
Purchase of Put Option[9]	236,200	0.0758	01/15/2019
Sale of Common Stock	(36,185)	18.5519	01/25/2019
Sale of Common Stock	(14,474)	18.3956	01/30/2019
Sale of Common Stock	(3,619)	18.6178	01/31/2019
Sale of Common Stock	(2,714)	18.6500	02/01/2019
Sale of Common Stock	(3,618)	18.6739	02/05/2019
Sale of Common Stock	(18,093)	19.0424	02/06/2019
Sale of Common Stock	(11,761)	19.0255	02/06/2019
Sale of Common Stock	(9,046)	19.4419	02/12/2019
Sale of Common Stock	(4,523)	19.4550	02/12/2019
Sale of Common Stock	(9,046)	19.4568	02/12/2019
Sale of Common Stock	(16,296)	19.3839	02/12/2019

CUSIP NO. G5876H105

Sale of Common Stock	(19,902)	19.4467	02/12/2019
Sale of Common Stock	(9,046)	19.3722	02/13/2019
Sale of Common Stock	(12,665)	19.5284	02/13/2019
Sale of Common Stock	(3,618)	19.4450	02/13/2019

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Sale of Common Stock	(121,998)	18.5519	01/25/2019
Sale of Common Stock	(48,799)	18.3956	01/30/2019
Sale of Common Stock	(12,200)	18.6178	01/31/2019
Sale of Common Stock	(9,150)	18.6500	02/01/2019
Sale of Common Stock	(12,200)	18.6739	02/05/2019
Sale of Common Stock	(60,999)	19.0424	02/06/2019
Sale of Common Stock	(39,649)	19.0255	02/06/2019
Sale of Common Stock	(30,500)	19.4419	02/12/2019
Sale of Common Stock	(15,250)	19.4550	02/12/2019
Sale of Common Stock	(30,500)	19.4568	02/12/2019
Sale of Common Stock	(54,942)	19.3839	02/12/2019
Sale of Common Stock	(67,099)	19.4467	02/12/2019
Sale of Common Stock	(30,499)	19.3722	02/13/2019
Sale of Common Stock	(42,699)	19.5284	02/13/2019
Sale of Common Stock	(12,200)	19.4450	02/13/2019

1 Represents shares underlying American-style put options purchased in the over the counter market to cover a short. These put options had an exercise price of $16.00 per share and would have expired on January 18, 2019.

2 Represents shares underlying American-style put options sold short in the over the counter market. These put options have an exercise price of $15.50 per share and expire on February 1, 2019.

3 Represents shares underlying American-style put options purchased in the over the counter market to cover a short. These put options had an exercise price of $15.50 per share and would have expired on February 1, 2019.

4 Represents shares underlying American-style exchange listed put options sold short. These put options have an exercise price of $15.50 per share and expire on February 1, 2019.

5 Represents an internal transfer of shares to Starboard Value and Opportunity Master Fund L LP.

6 Represents an internal transfer of exchange listed put options from Starboard Value and Opportunity Master Fund L LP. These put options have an exercise price of $15.50 per share and expire on February 1, 2019.

7 Represents an internal transfer of shares from Starboard Value and Opportunity Master Fund Ltd.

8 Represents an internal transfer of exchange listed put options to Starboard Value and Opportunity Master Fund Ltd. These put options have an exercise price of $15.50 per share and expire on February 1, 2019.

9 Represents shares underlying American-style exchange listed put options purchased to cover a short. These put options had an exercise price of $15.50 per share and would have expired on February 1, 2019.